

March 31, 2015

Via Email
Gregory H. Browne
Senior Vice President, Finance
 and Chief Financial Officer
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, Texas 77058

> **Re: Cyberonics, Inc.**
> **Form 10-K for Fiscal Year Ended April 25, 2014**
> **Filed June 16, 2014**
> **File No. 000-19806**

Dear Mr. Browne:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 25, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, page 33

1.   We see from disclosure on pages 6 and 7 of your Form 10-K that the VNS Therapy System has various components and tools. We also see that you quantify the number of generator units sold in MD&A and that you quantify the number of leads sold in the United States in your earnings calls. Please describe to us the relative significance of revenues from sales of pulse generators, leads and other components of your system. Also, explain to us why you do not provide some disclosure of the relative significance of revenues derived from the various components of your system in MD&A.

2.   As a related matter, we see that you highlight the significance of unit sales of two types
        of Aspire generators in your earnings calls. Tell us why you do not provide some
        measure of the significance of revenues derived from these products in MD&A.

Item 8. Financial Statements

Note 1. Revenue Recognition, page F-8

3.   We see that your revenue recognition policy cites the four general criteria from SAB
        Topic 13. Please tell us how you apply the criteria from your disclosure in determining
        the appropriate timing of revenue recognition. For instance, describe what you consider
        to be pervasive evidence of an arrangement, tell us when title and risk of loss transfer to
        your customers, and describe the factors you consider in concluding that the price is fixed
        and determinable and that collection is reasonably assured.

4.   Please describe to us any significant differences in the terms of sales made by your direct
        sales force versus sales made to distributors. Describe to us how any significant
        differences in terms of distributor arrangements are considered in your revenue
        recognition practices.

5.   We see from disclosure on pages 6 and 7 of your Form 10-K that the VNS Therapy
        System appears to have multiple components. Accordingly, please clarify for us whether
        you have sales transactions accounted for under the accounting guidance applicable to
        multiple element arrangements. If so, explain to us how you apply multiple element
        accounting.

Note 15. Income Taxes, page F-20

6.   Please reconcile for us the difference between the deferred income tax provision of $13.1
        million in the year ended April 26, 2013 and the amount shown on the statement of cash
        flows of $22.4 million for that year.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at (202) 551-3184 or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief